Exhibit (a)(1)(D)

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

of

PATHFINDER ACQUISITION CORPORATION

at a Purchase Price of $10.00 in Cash Per Class A Ordinary Share Pursuant to the Offer to Purchase dated by

FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P.

THE OFFER (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON                    , UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE,” AND 11:59 P.M. ON SUCH EXPIRATION DATE, THE “EXPIRATION TIME”) OR EARLIER TERMINATED.

Dated:

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed are the Offer to Purchase dated                (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which together set forth the offer of FP Credit Partners II, L.P. (“FPCP”) and FP Credit Partners Phoenix II, L.P. (“FPCPP” and, together with FPCP, the “Offeror”), , to purchase up to $75 million of outstanding Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of Pathfinder Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (the “Company” or “Pathfinder”), at a price of $10.00 in cash per Class A Share (the “Purchase Price”), without interest on the purchase price and less any applicable withholding taxes, as described in the Offer to Purchase. The Offer is made solely upon the terms and conditions in the Offer to Purchase and in the Letter of Transmittal. The Offer will be open until 11:59 p.m., Eastern Time, on                      , or such later time and date to which the Offeror may extend. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Time.”

This Offer is being made to all holders of Class A Shares. As of                  , there were                      Class A Shares outstanding. Pursuant to the Offer, the Offeror is offering to purchase up to an aggregate of $75 million of Class A Shares at a purchase price of $10.00 in cash per Class A Share tendered for purchase.

The Class A Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “PFDR.”

Each holder of Class A Shares whose Class A Shares are purchased pursuant to the Offer will receive $10.00 in cash, without interest on the purchase price and less any applicable withholding taxes, for each Class A Share tendered by such holder and purchased. Any holder of Class A Shares that participates in the Offer may tender some or all of its Class A Shares for purchase.

The Offeror reserves the right to redeem any of the Class A Shares, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer.

THE OFFER IS NOT MADE TO THOSE HOLDERS OF CLASS A SHARES WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.	The Offer to Purchase;

2.

The Letter of Transmittal, for your use in accepting the Offer, tendering Class A Shares for purchase and for the information of your clients for whose accounts you hold Class A Shares registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal may be used to tender Class A Shares;

3.

The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the Expiration Time;

4.

A form of letter which may be sent by you to your clients for whose accounts you hold Class A Shares registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary.

The Offer is not conditioned on a minimum number of Class A Shares being tendered. Certain conditions to the Offer are described in the section of the Offer to Purchase entitled “The Offer, Section 9. Conditions; Termination; Waivers; Extensions; Amendments.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Time, on                  , unless the offer is extended or earlier terminated.

The Offeror will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary, the information agent, dealer manager and certain other persons, as described in the section of the Offer to Purchase entitled “The Offer, Section 13. Fees and Expenses”) for soliciting tenders of Class A Shares pursuant to the Offer. However, the Offeror will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Class A Shares.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Attention: Michael Horthman

Toll Free: (866) 207-3626

Banks and Brokers Call: (212) 269-5550

Email: pfdr@dfking.com

Very truly yours,

FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Offeror, the Depositary, the dealer manager, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.